

October 18, 2010

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19711

>   **Re: Crown Dynamics Corp.**
>   **Registration Statement on Form S-1**
>   **Filed September 21, 2010 and amended on September 21, 2010**
>   **File No. 333-169501**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please revise the cover page to disclose the date the offering will end.

2.   With a view toward disclosures in appropriate sections of your document, please tell us the purpose of the reference to 62,500 shares in exhibit 10.1 and whether you are requiring that an investor purchase a minimum number of shares.

Selected Summary Financial Data, page 8

3.   Please remove the label "audited" from the column headings of the table. Alternatively, you may indicate that the data was derived from your audited financial statements, where appropriate.

If we are unable to obtain funding for development of a valid prototype, page 10

4.   Please provide us a copy of the comparative analysis mentioned in this risk factor. Also provide us the supporting source data.

5.   Please tell us why you have not filed as exhibits to your registration statement the consent of the entities named in this risk factor. See Rule 436.

We may be subject to intellectual property litigation, page 13

6.   Please clarify why you do not know whether existing patents prohibit or limit your ability to develop and market your potential product.

7.   We note that you describe your potential product here as an "adaptor." In an appropriate section of your document, please clarify how the product functions as an adaptor.

You will experience difficulties, page 13

8.   Please disclose the reason for the uncertainty represented by the word "may" in the fourth sentence of this risk factor.

Our common stock is subject, page 13

9.   Please present your last two paragraphs in this subsection as a separate risk factor.

There is no established public market for our stock, page 14

10.   Please tell us why you do not disclose in this section the market mentioned in the penultimate sentence of the sixth paragraph on page 28.

11.   With a view toward disclosure, please tell us whether your shares are eligible to be resold in any states.

Use of Proceeds, page 14

12.   Please clarify whether any of the proceeds can be used to pay the salary of or make other payments to your officers and directors. We note the loans mentioned in the sixth paragraph on page 26.

Dilution, page 15

13. Please tell us why you have not disclosed dilution based on various amounts of shares sold as you did in the "Use of Proceeds" section.

Our Business, page 16

14. With a view toward disclosure, please tell us:
   - the nature of the occupation of the party that sold the patent to you;
   - the history of that seller's development or acquisition of the patent;
   - all relationships between the seller and you and your affiliates;
   - why the seller had not been able to commercialize the patent;
   - any other patented technology for a toothbrush that the seller holds or sold to other parties;
   - why the seller would sell patented technologies regarding the same category of product to different parties;
   - whether purchasers of the other patented technology for a toothbrush have been able to commercialize the patents or have changed their business plans; and
   - the relationships between (1) you, your affiliates and promoters and (2) the party that purchased the other technology for a toothbrush and its affiliates and promoters.

15. We note that you include internet addresses in this section and throughout the remainder of your document. Please note section II.A.4 of SEC Release 33-7856 (April 28, 2000) regarding your obligations when including internet addresses in your document. For example, refer to the filing obligation mentioned in footnote 41.

16. Regarding the market data that you disclose in this section, tell us:
   - how you confirmed that the data used in the registration statement reflects the most recent available information;
   - whether all of the data is publicly available;
   - whether you paid for the compilation of any of the data;
   - whether any of the data was prepared for your use in the registration statement; and
   - whether the authors of the data consented to your use of such data in the registration statement.

   If you are affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

17. Please provide the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K. We note the reference in the first risk factor on page 11 to governmental

restrictions and the reference in the third risk factor on page 11 to your industry as "highly regulated."

General Development, page 16

18.	Please reconcile the disclosure in the penultimate paragraph of this section about three to four months to develop a working prototype with the disclosure in the third paragraph on page 20 that it will take approximately twelve months to construct a basic valid prototype.

19.	Please provide us objective support for your statement in the first paragraph on page 17 that the patent you cite has been proven sound but failed to achieve its goal.

Business Summary and Background, page 17

20.	Given that you disclose that you have yet to develop a prototype, please:
- clarify what was involved in designing and patenting the technology to date;
- provide us objective support for your statements in the last sentence of the first paragraph of this section; and
- provide us objective support for your statement that the planned product "should act to achieve better and more healthy toothbrushing," particularly given your disclosure on page 18 that "which brush you use is not the critical factor, but how you use it."

Contractual Obligations & Concessions, page 19

21.	Please reconcile your statements that you licensed the technology with your statements that you purchased the technology.

Management's Discussion. page 20

22.	Please clarify how your disclosure reflects the amount of funds needed for compliance with your obligations under the federal securities laws.

Plan of Operation, page 20

23.	Refer to your disclosure that development "take[s] longer." Please clarify whether the timetable above that disclosure reflects your expectations regarding the longer period required.

Analysis of Financial Condition and Results of Operations, page 21

24.   Please expand to provide a brief description of the nature of the expenses incurred since formation of your business.

25.   Given your disclosure in your "General Working Capital" section on page 21 that $30,000 will be sufficient to develop a prototype, please clarify how you will satisfy the $31,500 in liabilities mentioned here.

Directors and Executive Officers, page 24

26.   Please identify in this section who serves as your principal financial and accounting officer. We note your disclosure in the information that is not part of the prospectus on page 36.

27.   Please disclose the nature of Mr. Rehavi's responsibilities as "Senior Executive Manager" and Ms. Zehavi as "Senior account executive."

28.   Please provide the disclosure required by Item 401(e)(1) of Regulation S-K regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Rehavi and Ms. Zehavi should serve as directors.

Director Independence, page 26

29.   Please provide the disclosure required by Regulation S-K Item 407(a). See Item 407(a)(1)(ii).

Plan of Distribution, page 28

30.   Please discuss in greater detail the "challenges" mentioned in the last sentence of the fifth paragraph of this section.

Offering Period and Expiration Date, page 29

31.   Please disclose the circumstances in which the offering period may be extended.

Procedures for Subscribing, page 29

32.   Please clarify when investors will have rights as a shareholder of Crown Dynamics relative to when they sign the subscription agreement.

Rights to Reject Subscriptions, page 30

33.   Please reconcile your disclosure regarding immediate return in this section with the
        reference to 12 business days in exhibit 99.1.

Section 15(g) of the Exchange Act, page 30

34.   Please tell us the authority which you believe provides the exemptions cited at the end
        of the first paragraph.

Available Information, page 31

35.   Regarding your disclosure in this section:

        •   Please tell us the basis for your statement in the second paragraph of this section
            that you "are subject to the informational requirements of the Securities Exchange
            Act of 1934."
        •   If you intend to file a registration statement to register a class of securities under
            Section 12 of the Exchange Act, tell us when you plan to file the registration
            statement; if not, revise to add appropriate risk factor disclosure explaining the
            significant difference in your reporting obligations under the Exchange Act as a
            result of this decision, particularly regarding the automatic reporting suspension
            in Section 15(d) and the applicability of Section 16 and the proxy rules.

Financial Statements, page F-1

36.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Note (2). Development Stage Activities and Going Concern, page F-9

37.   In light of the significance of the deferred offering costs to your financial statements,
        please describe to us the components of the $20,000 deferred offering costs.

Signatures, page 36

38.   Please do not change the form of text required to appear on the Signatures page by
        Form S-1.

39.   Please identify below the second paragraph of text required on the Signatures page
        who signed your document in the capacity of principal financial officer.

Exhibit 5.1

40.   Please tell us the purpose of the first sentence of the fourth paragraph of this exhibit. The opinion that you file to satisfy your obligations per Regulation S-K Item 601(b)(5) must not include any jurisdictional qualification.

41.   Please file an opinion that clearly addresses the securities registered for sale in this registration statement, not securities of the entity mentioned in the paragraph numbered 3 in this exhibit.

Exhibit 10.1

42.   Please file an accurate and complete exhibit. For example, it is unclear how the last page that you filed relates to the rest of the exhibit, and it appears that you have omitted Annex 1.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

43.   Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

Exhibit 99.1

44.   Please provide us your analysis of how the representations that you are requiring investors to make when they sign the agreement you filed as exhibit 99.1 are consistent with Section 14 of the Securities Act.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Michael S. Krome, Esq.